July 8, 2013
Our Ref. No. 2013781556
BlackRock Multi-Sector Income Trust
File No. 811-22774

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF INVESTMENT MANAGEMENT

Your letter dated June 18, 2013 requests our assurance that we would not recommend enforcement action to the Commission under Section 8(b)(1) of the Investment Company Act of 1940 ("1940 Act") if the BlackRock Multi-Sector Income Trust (the "Trust") implements a concentration policy pursuant to which it would invest at least 25% of its total assets in the securities of issuers of mortgage-backed securities ("MBS") issued by private entities ("Private MBS") and MBS issued or guaranteed by U.S. federal agencies or government-related guarantors ("Government MBS"), as described below.[1]

Facts

You state the following: the Trust is a closed-end management investment company for which BlackRock Advisors, LLC serves as investment adviser. As disclosed in the Trust's registration statement on Form N-2 ("Registration Statement"), the Trust will, under normal market conditions, invest at least 80% of its Managed Assets (as defined in the Registration Statement) in loan and debt instruments and other investments with similar economic characteristics ("fixed-income securities"). The Trust may invest in a wide range of fixed-income securities, but will concentrate its investments in mortgage related securities. The Trust has adopted a fundamental investment policy regarding industry concentration, pursuant to which the Trust may not:

> Concentrate its investments in a particular industry, as that term is used in the Investment Company Act; provided, that the Trust will invest at least 25% of its total assets in mortgage related securities, which for purposes of this investment restriction the Trust will treat as an industry or group of industries.

The Registration Statement defines mortgage-related securities to include a variety of securities that are backed by, or that provide exposure to mortgages including both Private MBS and Government MBS. The Registration Statement includes narrative disclosure accompanying the Trust's fundamental investment restrictions that clarifies that Government MBS will not be excluded from "mortgage related securities" as such term is used in the Trust's industry concentration policy.

Analysis

Section 8(b)(1) of the 1940 Act requires an investment company ("fund") to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved,

[1] This response confirms the no-action relief provided orally by the staff on February 15, 2013.

Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. A fund is concentrated if it invests more than 25% of the value of its assets in any one industry.[2] Section 13(a)(3) of the 1940 Act requires a fund to obtain shareholder approval to change its concentration policy.

Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we believe that a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.[3] You state that the Trust's proposed concentration policy describes, insofar as practicable, the extent to which the Trust intends to concentrate in an industry by setting clear, objective limitations on the manager's ability to freely concentrate in an industry or group of industries.

You state that both Government MBS and Private MBS represent interests in pools of mortgages and involve the financing of real estate and the pooling of such financings. You believe, therefore, that Government MBS and Private MBS share many of the same or substantially similar economic attributes and are subject to many of the same or substantially similar risks, including prepayment, extension, and interest rate risks. You state that with respect to these risks, issuers of Government MBS and Private MBS may be similarly impacted by developments in the housing and mortgage markets and economy generally. Therefore, you contend that it is reasonable to treat issuers of Government MBS and Private MBS as being in a particular industry or group of industries, and that the Trust's industry concentration policy describes, insofar as practicable, the extent to which the Trust intends to concentrate its investments.

Based on the facts and circumstances set forth in your letter, we would not recommend enforcement action to the Commission under Section 8(b)(1) of the 1940 Act if the Trust

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[2] See, e.g., Investment Company Act Rel. No. 9011 (Oct. 30, 1975).

[3] See Investment Company Act Rel. No. 23064 at n. 100 (Mar. 13, 1998) (stating that "[t]he Commission has requested that the Division review its positions on concentration, consulting with industry representatives as appropriate, with a view toward allowing funds a greater degree of flexibility in establishing concentration policies") and The First Australia Fund, Inc., SEC Staff No-Action Letter (July 29, 1999). We have interpreted Section 8(b)(1) as requiring:

> that the registrant need only briefly indicate, "insofar as is practicable, the extent to which the registrant intends" to [concentrate investments]. To the extent that specification is practicable, however, it is the duty of the [registered investment] company to furnish statements of policy or intention which are specific, precise and informative.

See Investment Company Act Rel. No. 167 (July 23, 1941).

implements the concentration policy described above.[4] Any different facts and circumstances may require different conclusions.

Holly Hunter-Ceci
Senior Counsel

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[4] We recognize that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry. See Certain Matters Concerning Investment Companies Investment in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (see also Investment Company Act Rel. No. 13436 (Aug. 12, 1983) (rescinded) (permitting money market funds to reserve freedom of action to concentrate their investment in government securities). Nothing in our response is intended to preclude a fund from excluding these securities from its concentration policy on the basis that these issuers are not members of any industry or group of industries.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

June 18, 2013

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Scheidt:

We are writing on behalf of BlackRock Multi-Sector Income Trust (the "Trust"), a closed-end management investment company for which BlackRock Advisors, LLC serves as investment adviser. On behalf of the Trust, we seek confirmation that the staff of the Division of Investment Management (the "Staff") will not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Section 8(b)(1) of the Investment Company Act of 1940 (the "1940 Act") if the Trust implements a concentration policy pursuant to which the Trust will invest at least 25% of its total assets in mortgage related securities, including securities of issuers of mortgage-backed securities ("MBS") issued by private entities ("Private MBS") and MBS issued or guaranteed by U.S. federal agencies or government-related guarantors ("Government MBS").

Background

In the course of the Staff's review of the Trust's Registration Statement on Form N-2 (the "Registration Statement"), the Staff commented on the Trust's fundamental investment restriction with respect to industry concentration. The Staff requested that the Trust revise its concentration policy to make clear whether the Trust will invest at least 25% of its total assets in Private MBS. In response to this comment, the Trust explained that it believed its policy to concentrate in the group of industries represented by issuers of mortgage related securities, inclusive of both Private MBS and Government MBS, was reasonable. The matter was referred to the Office of Chief Counsel for the Division of Investment Management, and the Trust was orally advised that the Staff of the Commission would not recommend enforcement action if the Trust proceeded as proposed, provided that the Trust promptly seek confirmation of such position in a formal written request. This letter represents the Trust's formal written request for confirmation of the Staff's position.

The Trust's Industry Concentration Policy

As disclosed in the Trust's Registration Statement, the Trust will, under normal market conditions, invest at least 80% of its Managed Assets (as defined in the Registration Statement) in loan and debt instruments and other investments with similar economic characteristics ("fixed-income securities"). The Trust may invest in a wide range of fixed-income securities, but will concentrate its investments in mortgage related securities. In accordance with Section 8(b)(1)(E) of the 1940 Act, the Trust has adopted a fundamental investment policy regarding industry concentration, pursuant to which the Trust may not:

> "Concentrate its investments in a particular industry, as that term is used in the Investment Company Act; provided, that the Trust will invest at least 25% of its total assets in mortgage related securities, which for purposes of this investment restriction the Trust will treat as an industry or group of industries."

The Registration Statement defines mortgage related securities to include a variety of securities that are backed by, or that provide exposure to, mortgages, including both Private MBS and Government MBS. The Registration Statement includes narrative disclosure accompanying the Trust's fundamental investment restrictions that clarifies that Government MBS will not be excluded from "mortgage related securities" as such term is used in the Trust's industry concentration policy.

Pursuant to Section 13(a)(3) of the 1940 Act, the Trust may deviate from such concentration policy only with the vote of a majority of its outstanding voting securities (as defined in the 1940 Act).

Analysis

The Trust notes that Section 8(b)(1) of the 1940 Act requires an investment company ("fund") to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Likewise, Item 8(2)(b)(2) of Form N-2 requires a fund to disclose "the identity of any particular industry or group of industries in which the Registrant proposes to concentrate." The Instruction to Item 8(2)(b)(2) of Form N-2 states that "Concentration, for purposes of this item, is deemed 25 percent or more of the value of the Registrant's total assets invested or proposed to be invested in a particular industry or group of industries." The 1940 Act does not define "industry or group of industries" nor has the Commission done so. Former Guide 19 to Form N-1 stated that "[a] registrant may . . . select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different." Although the Guides have since been rescinded, Guide 19 may be generally instructive with respect to industry concentration. *See* SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.

Many registered investment companies rely on third party industry classification systems to determine the industries into which their investments fall. Examples of these include the Standard Industrial Classification ("SIC") Codes, which are used by the Commission for various purposes, and the North American Industry Classification System ("NAICS") Codes, which in practice have often replaced the SIC Codes. Neither the SIC Codes nor the NAICS Codes classify mortgage-backed securities, or any equivalent designation, as an industry. We understand that, consistent with this lack of an industry designation for mortgage-backed securities in the SIC Codes or the NAICS Codes, some registered investment companies treat mortgage-backed securities as not being part of any industry.

Both Government MBS and Private MBS represent interests in pools of mortgages and involve the financing of real estate and the pooling of such financings. Therefore, the Trust believes that if issuers of MBS are considered as being an industry or industries, for purposes of a fund's industry concentration policy, it is reasonable to treat issuers of Government MBS and Private MBS as being in a particular industry or group of industries. Government MBS and Private MBS share many of the same or substantially similar economic attributes and are subject to many of the same or substantially similar risks, including prepayment risk, extension risk and interest rate risk. With respect to these risks, issuers of Government MBS and Private MBS may be similarly impacted by developments in the housing and mortgage markets and economy generally.

The Trust notes that many funds express their industry concentration policies in terms of the group of industries that make up an economic sector (such as an energy fund that invests in the group of industries that make up the energy sector). The Trust believes that there are commonalities between the different types of mortgage related securities in which the Trust may invest pursuant to its concentration policy that are even stronger than those that exist between disparate industries within a broad economic sector. Therefore, the Trust believes that it is reasonable to treat mortgage related securities, including both Private MBS and Government MBS, as a group of industries for purposes of the Trust's concentration policy.

As the Staff noted in its comments to the Trust's Registration Statement, the Staff has historically believed that funds may exclude from their industry concentration policies securities of the U.S. Government and its agencies or instrumentalities, as the U.S. Government may be considered not to be part of any industry, thus allowing funds to invest in such securities without limitation as to industry concentration. However, we do not believe that such guidance precludes a fund from electing not to avail itself of such an exclusion and to choose to include certain types of securities issued by the U.S. Government or its agencies or instrumentalities within an industry for purposes of its concentration policy, provided the fund properly discloses its policy. We note that in Investment Company Act Release No. 9785 (May 31, 1977) the Division believed that funds could exclude tax-exempt municipal bonds from industry concentration policies and stated that "any intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear." In order to clearly disclose how the Fund will treat Government MBS for purposes of its industry concentration policy, the Trust has included narrative disclosure accompanying the Trust's fundamental investment restrictions to clarify that notwithstanding the Trust's general policy of excluding securities of the U.S. Government and its agencies or instrumentalities when measuring industry concentration, Government MBS will not be excluded from "mortgage related securities" as such term used in the Trust's industry concentration policy. The Trust's industry concentration policy describes, insofar as practicable, the extent to which the Trust intends to concentrate in an industry or group of industries by setting clear, objective limitations on the manager's ability to freely concentrate in an industry or group of industries.

Conclusion

For the reasons stated herein, we believe that the Trust's industry concentration policy, which provides that the Trust will concentrate its investments in mortgage related securities, including Government MBS and Private MBS, describes, insofar as practicable, the extent to which the Trust intends to concentrate its investments.

Based on the foregoing, we respectfully request the Staff confirm that it will not recommend enforcement action to the Commission under Section 8(b)(1) of the

1940 Act if the Trust expresses an industry concentration policy pursuant to which the Trust will concentrate its investments in mortgage related securities, including Government MBS and Private MBS, in the manner described above.

Should you require additional information or have questions concerning the matters addressed herein, please contact the undersigned at (617) 573-4814.

Very truly yours,

Thomas A. DeCapo

cc: Howard B. Surloff, BlackRock
Ben Archibald, BlackRock